INSURANCE BINDER   56579

FRANKCRYSTAL &COMPANY

FINANCIAL SQUARE • 32 OLD SLIP • NEW YORK, NY 10005

(212) 344-2444 • (800) 221-5830

TELEX: 222792 • CABLE: CRYSTINSCOS

TELECOPIER: (212) 425-7017

Insured's Mailing Address	Integrity Mutual Funds, Inc. 1 Main Street North Minot, ND 58703	Date Typed 7/05/06 By: kwt/56579 A/E: LDA Insured's No. Telephone Confirmation ☐
Company or Agency	St. Paul Fire and Marine Insurance Company c/o St. Paul Travelers Group One State Street Plaza, 9th Floor New York, NY 10004	Date With Whom

New Order ☐   Endorsement ☐   Renewal ☒   Rewrite ☐   Information Only ☐

Name (if different from mailing address)	Inception or Effective Date 7/07/06 Expiration 7/07/07 Policy No. 490PB1203 Company St. Paul Fire and Marine Insurance Co.
Location(s) (if different from mailing address)	Prepaid ☐ Installment ☐ Premium $6,000

Type of Coverage - Registered Management Investment Company Bond

Specifications - **In consideration of the premium charged, it is hereby understood and agreed that effective July 7, 2006 to July 7, 2007 coverage is bound as follows:**

Limit of Liability* (Inclusive of Defense costs)	Deductible** (Each Loss)	Premium (Annual)
$1,875,000	$50,000	$6,000

*   **$100,000 Limit of Liability as respects Stop Payment, Uncollectible Items, Audit Expense, and Unauthorized Signatures Insuring Agreements**

** **$5,000 Deductible as respects Stop Payment, Uncollectible Items, Audit Expense, and Unauthorized Signatures Insuring Agreements**
$0 Deductible as respects Fidelity of the Funds

Please see the attached Addendum.

Mortgagee ☐   Loss Payee ☐   Additional Insured ☐   Other ☐

Enclosure ☐	The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
Remarks ☐	

For Frank Crystal & Co., Inc. Refer to: **Louis D'Agostino**	Name of Underwriter: (Print or Type) Jared Latigona Signature Original signature on file with Frank Crystal & Co., Inc.
Admitted ☒ Non-Admitted ☐	For (Insurance Company) St. Paul Fire and Marine Insurance Co. Date Signed

ADDENDUM TO BINDER 56579

Coverage will be provided pursuant to the terms and conditions of St. Paul's Registered Management Investment Company Bond Form inclusive of the following:

RIDERS:

1. Amend Named Insured Rider

   ND Tax-Free Fund, Inc.
   Montana Tax-Free Fund, Inc.
   South Dakota Tax-Free Fund, Inc.
   Integrity Fund of Funds, Inc.

   Integrity Managed Portfolios (a trust) consisting of:

   The Kansas Municipal Fund
   The Kansas Insured Intermediate Fund
   The Nebraska Municipal Fund
   The Oklahoma Municipal Fund
   New Hampshire Municipal Fund
   Maine Municipal Fund

   The Integrity Funds (a trust) consisting of:

   The Integrity Income Fund
   The Integrity Equity Fund
   Integrity Value Fund
   Integrity Small Cap Fund
   Integrity Health Sciences Fund
   Integrity Technology Fund
   Integrity Growth and Income Fund
   Integrity High Income Fund
   Integrity All Seasons Fund

2. Computer Systems Rider
3. Unauthorized Signatures Rider
4. Telefacsimile Rider
5. Amended Definition (a) Employee
   Extends coverage to contracted employees
6. Amended Definition (f) Investment Company
   Investment Company means "an investment company registered under the Investment Company Act of 1940 and is listed under the names of Insureds on the Declarations
7. Added Exclusions (n) and (o)
   Excludes coverage for loss arising from unauthorized use of company-issued cash management cards. Also, coverage is excluded for claims arising out of unlawful disclosure of non-public material information